Exhibit 99.3

DLA Piper (Canada) LLP 1133 Melville Street, Suite 2700 Vancouver BC V6E 4E5 www.dlapiper.com

February 6, 2024

VIA SEDAR+

To:	British Columbia Securities Commission
And To:	Ontario Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Office of Superintendent of Securities of Prince Edward Island
Office of the Superintendent of Securities of Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities of Nunavut
Office of the Superintendent of Securities of Northwest Territories

Dear Sirs/Mesdames:

Re:	Uranium Royalty Corp. (the “Company”)
Prospectus Supplement dated February 6, 2024 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus of the Company dated July 20, 2023

We refer to the Prospectus Supplement of the Company dated February 6, 2024. The Prospectus Supplement is supplemental to the Short Form Base Shelf Prospectus of the Company dated July 20, 2023 with respect to the issuance of common shares in the capital of the Company, as described in the Prospectus Supplement.

We, as Canadian counsel to the Underwriters (as such term is defined in the Prospectus Supplement), hereby consent to the references to and use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, and the references to our firm name on page (ii) and under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained therein that are:

1.	derived from our opinions referred to above, or

2.	within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

“DLA Piper (Canada) LLP”